EXHIBIT 99.1

Press Release

Belgium: Total Completes the Upgrade of Its Largest Refining

& Petrochemicals Platform in Europe

Paris, November 30, 2017 – Total has inaugurated the new units at its Antwerp integrated refining & petrochemicals platform, which have progressively started up in the last few months. This event marks the completion of the upgrade program launched in 2013 of one of the largest and most efficient integrated refining & petrochemicals platforms in Europe. Thus, the company has invested more than €1 billion to further improve the competitiveness of this major site located in the heart of Europe’s main markets.

Two key projects were completed:

-	An investment in a new refining complex was approved for the conversion of more heavy fuel oil into low-sulfur light products.
o	A deasphalting unit and a hydrocracker were built to increase the production of clean and high-value-added products.
o	The new refining complex will reduce the high-sulfur heavy fuel oil yield, in anticipation of the new marine fuel regulation that will take effect in 2020.

-	Steam cracker* flexibility has been increased to maximize the processing of low cost advantaged feedstock.
o	A new unit was built to convert rich gases produced by the refinery into cracker feedstock.
o	One of the two steam crackers and site logistics has been adapted to import and process ethane.

“This major project is a perfect example of our strategy, which is to constantly strengthen the industrial competitiveness of our major integrated platforms to position them among the industry’s best,” explained Bernard Pinatel, President, Total Refining & Chemicals. “It also illustrates our ambition in petrochemicals, where we aim to capitalize on the market’s growth by processing low-cost feedstock. Antwerp’s steam crackers will now be able to process up to 60% advantaged feedstock derived from gas, which are cheaper than naphtha, derived from oil.”

Total also announced a logistics project last August to connect the platform to the neighboring storage terminal via a new pipeline and the expansion of the terminal’s capacities to maximize product value.

*Steam cracking is a petrochemical process that uses petroleum or gas derivatives to produce monomers (ethylene and propylene), bases for the plastics industry (polyethylene and polypropylene).

About the Antwerp Refining and Petrochemical Platform

Located in the city’s port area, the Antwerp facility has three production sites that form an integrated refining and petrochemical platform, processing 338,000 barrels of oil per day and 1.1 million tons of ethylene per year. The complex produces various petroleum products, such as gasoline, LPG, diesel, heavy fuel oil and jet fuel. It also manufactures base chemicals — olefins, C4 fractions and aromatic hydrocarbons — some of which are used to make high-density polyethylene, a polymer. Its products are used in a number of consumer and industrial applications, such as packaging and automotive components. The Antwerp platform employs around 1,700 people.

About Total in Belgium

Total has been operating in Belgium for over a century and employs 4,800 people. Its activities there cover the downstream segment of the energy production chain, from oil refining and its transformation into plastic materials to the distribution of oil products, gas and electricity. Our largest European refining and petrochemical platform is located in Antwerp. At Feluy, we have a petrochemical plant and our main R&D center. Total is also the leading fuel retailer in Belgium with over 500 service stations, and markets natural gas and electricity to business customers and consumers through its affiliate Lampiris, the country’s third-largest natural gas and electricity retailer.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.